SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Foresight Energy LP
(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value
(Title of Class of Securities)

34552U104
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34552U104

1	Name of reporting person: Christopher Cline
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 19,040,490
	6	Shared voting power 1,463,549
	7	Sole dispositive power 19,040,490
	8	Shared dispositive power 1,463,549
9	Aggregate amount beneficially owned by each reporting person 20,504,039
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 31.5%(1)
12	Type of reporting person IN

(1)
Based on 65,192,389 common units outstanding as of December 31, 2015.  The Issuer also had 64,954,691 subordinated units outstanding as of December 31, 2015 (which subordinated units may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership)).

CUSIP No. 34552U104

1	Name of reporting person: Cline Resource and Development Company
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization West Virginia
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,463,549
	7	Sole dispositive power 0
	8	Shared dispositive power 1,463,549
9	Aggregate amount beneficially owned by each reporting person 1,463,549
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 2.2%(1)
12	Type of reporting person CO
(1)
Based on 65,192,389 common units outstanding as of December 31, 2015.  The Issuer also had 64,954,691 subordinated units outstanding as of December 31, 2015 (which subordinated units may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership)).

Item 1(a).	Name of issuer: Foresight Energy LP

Item 1(b).	Address of issuer’s principal executive offices:

211 N. Broadway, Suite 2600
St. Louis, Missouri 63102

Item 2(a).	Names of persons filing:

Cline Resource and Development Company
Christopher Cline

Item 2(b).	Address or principal business office or, if none, residence:

Principal business office for each of Cline Resource and Development Company and Christopher Cline is:

3801 PGA Blvd, Suite 903
Palm Beach Gardens, Florida 33410

Item 2(c).	Citizenship:

Cline Resource and Development Company is a West Virginia Corporation.

Christopher Cline is a United States citizen.

Item 2(d).	Title of class of securities: Common Units Representing Limited Partner Interests, No Par Value

Item 2(e).	CUSIP number: 34552U104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

This Amendment No. 1 to Schedule 13G  (“Schedule 13G/A”) amends the Schedule 13G (the “Original 13G”) of Foresight Reserves, LP, Insight Resource, LLC, Cline Resource and Development Company, and Christopher Cline (collectively, the “Original Reporting Persons”) dated as of February 17, 2015.  Foresight Reserves, LP is controlled by its general partner, Insight Resource, LLC, which is a wholly owned subsidiary of Cline Resource and Development Company, which is wholly owned by Christopher Cline.  The Original 13G reflected 111,355,899 partnership units (consisting of 47,048,812 common units and 64,307,087 subordinated units (which subordinated units are convertible into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership)) beneficially owned by the Original Reporting Persons.  In April 2015, Foresight Reserves, LP sold 64,307,087 subordinated units owned of record by it to Murray Energy Corporation.  In  June 2015, Foresight Reserves, LP distributed (the “Distribution”) all of the common units then owned of record by it to its direct and indirect owners and certain of their related parties, including to Cline Resource and Development Company and Christopher Cline.  As a result of these transactions, Foresight Reserves, LP and Insight Resource, LLC were not at December 31, 2015 beneficial owners of common units or subordinated units and are not reporting persons on this Schedule 13G/A.  Christopher Cline may be deemed to beneficially own the 1,463,549 common units held of record by Cline Resource and Development Company, in addition to the 19,040,490 common units held of record by Mr. Cline.  This Schedule

13G/A does not reflect common units distributed by Foresight Reserves, LP  in the Distribution to four trusts, the beneficiaries of each of which is a child of Christopher Cline, and which trusts subsequently contributed such common units to the Cline Trust Company, a Delaware limited liability company which is owned collectively by the four trusts.  Neither the Cline Trust Company nor the four trusts are controlled by Christopher Cline or Cline Resource and Development Company.  The Cline Trust Company reported its acquisition of common units as a result of the Distribution on a Schedule 13D dated as of July 9, 2015.

The percent of class provided for each reporting person below is based on 65,192,389  common units outstanding as of December 31, 2015.

1.	Cline Resource and Development Company

a.	Amount beneficially owned: 1,463,549

b.	Percent of class: 2.2%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,463,549

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,463,549

2.	Christopher Cline

a.	Amount beneficially owned: 20,504,039

b.	Percent of class: 31.5%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 19,040,490

ii.	Shared power to vote or to direct the vote:1,463,549

iii.	Sole power to dispose or to direct the disposition of: 19,040,490

	iv.	Shared power to dispose or to direct the disposition of: 1,463,549
Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 16, 2016
CLINE RESOURCE AND DEVELOPMENT COMPANY

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CHRISTOPHER CLINE

By:	/s/ Christopher Cline
Name:	Christopher Cline

[Signature Page – Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement